Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF

SERIES A SENIOR PREFERRED STOCK

OF

ATI PHYSICAL THERAPY, INC.

FILED IN THE OFFICE OF THE SECRETARY OF STATE OF DELAWARE

ON FEBRUARY 24, 2022

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

Pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), ATI Physical Therapy, Inc., a corporation duly organized and validly existing under the DGCL (the “Issuer” or the “Company”), in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Second Certificate of Incorporation of the Issuer (as amended, restated, supplemented or otherwise modified from time to time, the “Certificate of Incorporation”) authorizes the issuance of up to 1,000,000 shares of preferred stock, par value $0.0001 per share, of the Issuer (“Preferred Stock”) in one or more series; and expressly authorizes the Board of Directors of the Issuer (the “Board of Directors”), subject to limitations prescribed by Law, to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such series and included in a certificate of designation; and

WHEREAS, on February 23, 2022, the Board of Directors approved and adopted the following certificate of designation (this “Certificate of Designation” or this “Certificate”) for purposes of issuing shares of Preferred Stock, with a par value of $0.0001 per share, designated as a series known as “Series A Senior Preferred Stock”, with each such share having the designations, powers, preferences and relative, participating, optional, special and other rights, and the qualifications, limitations and restrictions, as set forth in this Certificate of Designation.

NOW THEREFORE, BE IT RESOLVED, that, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, the Board of Directors hereby provides out of the unissued shares of the Preferred Stock a series of Preferred Stock designated as “Series A Senior Preferred Stock” and authorizes for issuance 165,000 shares of the Series A Preferred Stock (as defined below), and hereby fixes the designations, powers, preferences and relative, participating, optional, special and other rights, and the qualifications, limitations and restrictions of the Series A Preferred Stock, as follows:

1. Designation.

(a) Series A Preferred Stock. A total of 165,000 shares of Preferred Stock, with a par value of $0.0001 per share, shall be designated as a series known as “Series A Senior Preferred Stock”, with each such share having an initial Stated Value of $1,000 per share (the “Series A Preferred Stock”), which Series A Preferred Stock will have the respective designations, powers, preferences and relative, participating, optional, special and other rights, and the qualifications, limitations and restrictions set forth in this Certificate of Designation.

2. Ranking; Liquidation. With respect to (a) payment of dividends, (b) distribution of assets and (c) all other liquidation, winding up, dissolution, dividend and redemption rights, the Series A Preferred Stock shall rank senior in priority of payment to all Junior Stock in any liquidation, dissolution, winding up or distribution of the Company, and junior to any existing or future secured or unsecured Indebtedness and other liabilities (including trade payables) of the Company.

3. Voting.

(a) Generally. The Holders have no voting rights with respect to the Series A Preferred Stock except as set forth in this Certificate of Designation, any other Related Agreement, or as otherwise required by law; provided, that the Holders, voting as a separate class, shall have the right to designate and elect one (1) director to serve on the Board of Directors (the “Series A Director”) until such time after the Initial Issue Date that (i) as of any applicable Fiscal Quarter end, the Company’s trailing 12-month Consolidated Adjusted EBITDA exceeds $100,000,000 or (ii) the Lead Purchaser ceases to hold at least 50.1% of the Series A Preferred Stock held by it as of the Initial Issue Date.

(b) Voting Power. At the time of any vote or consent of any of the Holders under this Certificate of Designation, any other Related Agreement or as otherwise required by law, the voting power of one share of Series A Preferred Stock, that is otherwise entitled to vote, as a percentage of the aggregate voting power of all shares of Series A Preferred Stock, shall equal the product of (i) the quotient of (A) the Liquidation Value of such share of Series A Preferred Stock as of such time divided by (B) the aggregate Liquidation Value of all shares of Series A Preferred Stock as of such time multiplied by (ii) 100.

4. Dividends.

(a) Generally. All Dividends, including Compounded Dividends, are prior to and in preference over any dividend on any Junior Stock and shall be declared and fully paid before any dividends are declared and paid, or any other distributions are made, on any Junior Stock. Except as set forth in Section 6, Dividends shall be payable to the Holders as they appear on the records of the Company on the record date for such Dividends, which, to the extent the Board of Directors determines to declare Dividends in respect of any Dividend Period, shall be the date that is 15 days prior to the applicable Dividend Payment Date, and which record date and Dividend Payment Date, to the extent so determined, shall be declared by the Board of Directors during each Dividend Period on the date that is at least 20 days prior to the Dividend Payment Date and five days prior to the record date.

(b) Dividend Calculation. From and after the Initial Issue Date, preferential cumulative dividends (“Dividends”) shall accrue on each share of Series A Preferred Stock outstanding on a daily basis in arrears at the applicable Dividend Rate then in effect. Dividends with respect to each Dividend Period shall be the sum of the dividends calculated on a daily basis during such period. The daily dividend shall be calculated as the product of (i) the Stated Value of each share of the Series A Preferred Stock outstanding as of the Dividend Payment Date for such Dividend Period, and (ii) the applicable dividend rate specified in clause (c) below (the “Dividend Rate”) for each day elapsed during such Dividend

Period divided by 360. Dividends will be due and payable quarterly in arrears on each Dividend Payment Date by either (A) a cash payment or (B) to the extent not paid in cash, automatically compounded quarterly on each Dividend Payment Date; provided that, the Company may elect to pay in cash any Dividends due and payable pursuant to the preceding clause (i) only from and after the three-year anniversary of the Initial Issue Date. On each Dividend Payment Date related to a Dividend Period for which the Company does not for any reason (including because payment of any Dividend is prohibited by law) pay in cash all Dividends that accumulated during such Dividend Period, any such unpaid Dividends shall (whether or not earned or declared) become part of the Stated Value of such share as of the applicable Dividend Payment Date (“Compounded Dividends”); provided that, unless the Board of Directors shall otherwise notify the Holders on or prior to the fifth Business Day prior to the applicable Dividend Period, any such unpaid Dividends shall (whether or not earned or declared) become part of the Stated Value of such share as of the applicable Dividend Payment Date pursuant to this Section 4.

(c) Dividend Rate. The Dividend Rate for the Series A Preferred Stock shall initially be 12.00% per annum (the “Base Dividend Rate”); provided that, with respect to any Dividends that are paid in cash on a Dividend Payment Date, the Dividend Rate shall be decreased by 1.00%; provided, further, that the Company shall inform the Holders of the intention to pay in cash prior to the start of the applicable Dividend Period.

(d) Increase to Dividend Rate. The Base Dividend Rate shall be increased by (i) 1.00% per annum on the first day following the fifth (5th) anniversary of the Initial Issue Date and each one (1)-year anniversary thereafter; and (ii) 2.00% per annum upon the occurrence of either an Event of Noncompliance or the failure by the Issuer to redeem in full for cash all of the shares of Series A Preferred Stock upon a Mandatory Redemption Event (a “Redemption Failure”); provided that, in the case of clause (ii) (A) the applicable Dividend Rate shall be so increased only while such Event of Noncompliance is continuing or during the period commencing upon the occurrence of a Redemption Failure and ending on the date on which all shares of Series A Preferred Stock are redeemed, as applicable, and, (B) thereafter, such increase shall not apply to the applicable Dividend Rate at such time as such Event of Noncompliance or Redemption Failure, as applicable, has been cured or is no longer continuing.

5. Redemption.

(a) Redemption Generally.

(i) Optional Redemption.

(A) At any time and from time to time, from and after the Initial Issue Date, to the extent not prohibited by law, the Company may elect to redeem all outstanding shares of Series A Preferred Stock, or any portion thereof in an amount not less than the Minimum Portion, in cash at a redemption price per share of Series A Preferred Stock equal to the Redemption Price on the terms and subject to the conditions set forth in this Section 5 (an “Optional Redemption”).

(B) Any election by the Company pursuant to this Section 5 shall be made by delivery to the Holders of written notice of the Company’s election to redeem, at least 10 days but no more than 60 days prior to the elected Redemption Date (each such date, an “Optional Redemption Date”), which notice shall indicate (1) the number of shares of Series A Preferred Stock being redeemed, (2) the Optional Redemption Date (or, to the extent not ascertainable at the time of such notice, a good faith estimate of the Optional Redemption Date), (3) the Redemption Price, and (4) the manner of and place designated for surrender (as set forth in Section 5(d)) of certificates representing shares of Series A

Preferred Stock to be redeemed. Any such notice may, at the Company’s discretion, be subject to one or more conditions precedent. Any redemption that is effected pursuant to this Section 5 shall be made on a pro rata basis among the Holders in proportion to the aggregate Liquidation Value of the shares of Series A Preferred Stock held by such Holders. For the avoidance of doubt, shares of Series A Preferred Stock are not redeemable at the Company’s election except pursuant to this Section 5.

(b) Redemption Price. The total price for each share of Series A Preferred Stock redeemed pursuant to Section 5(a) or Section 6 (the “Redemption Price”) shall be:

(i) with respect to any Redemption Date occurring prior to the First Call Date, an amount per share of Series A Preferred Stock equal to the Make-Whole Amount as of the Redemption Date; and

(ii) with respect to any Redemption Date occurring on or after the First Call Date, an amount per share of Series A Preferred Stock equal to (A)(x) the Liquidation Value of such share Series A Preferred Stock, multiplied by (y) the Redemption Percentage, plus (B) the aggregate accumulated and unpaid Dividends from the last Dividend Payment Date up to and including the Redemption Date.

(c) Rights After a Redemption Date. If any shares of Series A Preferred Stock are not redeemed on the applicable Redemption Date for any reason, until such shares are redeemed, all such unredeemed shares of Series A Preferred Stock shall remain outstanding and entitled to all of the designations, powers, preferences and relative, participating, optional, special and other rights, and the qualifications, limitations and restrictions of the Series A Preferred Stock set forth in this Certificate of Designation, including the right to accumulate and receive Dividends thereon as set forth in Section 4 until the date on which the Company redeems and pays in full the Redemption Price for such Series A Preferred Stock.

(d) Surrender of Certificates. The Holder of each share of Series A Preferred Stock to be redeemed pursuant to this Section 5 shall surrender the certificates representing such shares of Series A Preferred Stock to the Company, duly assigned or endorsed for transfer to the Company (or accompanied by duly executed share powers relating thereto), or, in the event the certificates are lost, stolen, missing, destroyed or mutilated, shall deliver an affidavit of loss, at the principal executive office of the Company or such other place as the Company may from time to time designate by notice to the Holders, and each surrendered certificate shall be canceled and retired and the Company shall thereafter make payment of the Redemption Price by certified check or wire transfer of immediately available funds; provided that to the extent such certificates represent a greater number of share of Series A Preferred Stock than the shares of Series A Preferred Stock actually redeemed, such Holder shall, in addition to receiving the payment of the Redemption Price for each redeemed share of Series A Preferred Stock, receive a new share certificate for the shares of Series A Preferred Stock not so redeemed.

(e) Redemption Preference. Any redemption under this Section 5 or Section 6 shall be in preference to and in priority over any dividend, distribution or redemption rights of any Junior Stock.

6. Mandatory Redemption Event.

(a) Redemption. Upon any (i) Liquidation Event, (ii) Bankruptcy Event, (iii) Change of Control Event or (iv) Forced Transaction Event (together with any Liquidation Event, Bankruptcy Event, Change of Control Event, each a “Mandatory Redemption Event”), the Company shall, to the extent not prohibited by law, redeem all of the shares of Series A Preferred Stock (such redemption, a “Mandatory

Redemption”) on the applicable Redemption Date pursuant to Section 6(b) (the “Mandatory Redemption Date”), in cash at a price per share of Series A Preferred Stock equal to the then applicable Redemption Price of such share under Section 5(b). If, on the Mandatory Redemption Date, the Company is prohibited by law from redeeming all shares of Series A Preferred Stock held by Holders, then the Company shall redeem such Series A Preferred Stock to the fullest extent not so prohibited. Any shares of Series A Preferred Stock that are not redeemed pursuant to the immediately preceding sentence shall remain outstanding and entitled to all of the designations, powers, preferences and relative, participating, optional, special and other rights, and the qualifications, limitations and restrictions of the Series A Preferred Stock set forth in this Certificate of Designation, including the right to continue to accumulate and receive Dividends thereon as set forth in Section 4 and, under such circumstances, the redemption requirements provided hereby shall be continuous, so that at any time thereafter when the Company is not prohibited by law from redeeming such shares of Series A Preferred Stock, the Company shall immediately redeem such shares of Series A Preferred Stock at a price per share of Series A Preferred Stock equal to the Redemption Price as of the Mandatory Redemption Date in accordance with Section 5 and this Section 6, together with payment of an amount equal to the product of (i) the additional accumulated and unpaid Dividends following the Mandatory Redemption Date multiplied by (ii) the Redemption Percentage applicable as of the Mandatory Redemption Date (which Redemption Percentage shall be, for the avoidance of doubt, 106.0% prior to the First Call Date).

(b) Redemption Mechanics.

(i) Prior to commencing a Mandatory Redemption, the Company shall send a notice (the “Mandatory Redemption Notice”) to each Holder, which shall state:

(A) that a Mandatory Redemption is being made and that all of such Holder’s shares of Series A Preferred Stock will be redeemed pursuant to this Section 6;

(B) (1) the Redemption Price, (2) the bank or trust company with which the aggregate Redemption Price shall be deposited on or prior to the Mandatory Redemption Date and (3) the Mandatory Redemption Date (or, to the extent not ascertainable at the time of such notice, a good faith estimate of the Mandatory Redemption Date); and

(C) a reasonably detailed description of the Mandatory Redemption Event, including the terms and conditions thereof.

(ii) On or before any Mandatory Redemption Date, the Company shall deposit the amount of the applicable aggregate Redemption Price with a bank, trust company or exchange agent having an office in New York City irrevocably in trust for the benefit of such Holders. On the Mandatory Redemption Date, the Company shall immediately cause to be paid in cash or public securities (or a combination thereof) the applicable Redemption Price for such shares of Series A Preferred Stock to such Holders. Upon such payment in full, such shares of Series A Preferred Stock will be deemed to have been redeemed, whether or not the certificates for such shares of Series A Preferred Stock have been surrendered for redemption and canceled, and Dividends with respect to such redeemed shares of Series A Preferred Stock shall cease to accumulate and all designations, rights, preferences, powers, qualifications, restrictions and limitations of such redeemed shares of Series A Preferred Stock shall forthwith terminate.

(iii) In case fewer than all shares of Series A Preferred Stock represented by any certificate are redeemed in accordance with this Section 6, new certificates shall be issued representing the unredeemed shares of Series A Preferred Stock without cost to the Holder thereof.

(iv) The Company shall comply, to the extent applicable, with the requirements of Section 14 of the Exchange Act and any other securities laws (or rules of any exchange on which any Series A Preferred Stock are then listed) in connection with a redemption under this Section 6. To the extent there is any conflict between the notice or other timing requirements of this Section 6 and the applicable requirements of Section 14 of the Exchange Act, Section 14 of the Exchange Act shall govern.

(c) Company Efforts. The Company shall take such actions as are necessary to give effect to the provisions of Section 5 and this Section 6, including (i) in the case of a Change of Control Event, irrevocably and unconditionally offering each Holder the right to require the Company to redeem all shares of Series A Preferred Stock held by such Holder in connection with and as a condition to such Change of Control Event for a price per share of Series A Preferred Stock in cash equal to the Redemption Price and (ii) in the event the Company is prohibited by law from redeeming or is otherwise unable to redeem any shares of Series A Preferred Stock in connection with any Mandatory Redemption Event on the applicable Redemption Date, taking any action necessary or appropriate to remove promptly any impediments to its ability to redeem such shares of Series A Preferred Stock required to be so redeemed, including (A) to the extent not prohibited by law, reducing the stated capital of the Company or revaluing the assets of the Company to their fair market values under Section 154 of the DGCL if such revaluation would create surplus sufficient to make all or any portion of such Mandatory Redemption Event payment, and (B) borrowing the cash necessary to make such Mandatory Redemption Event payment to the extent it would not result in an Event of Noncompliance. In the event of any Change of Control Event in which the Company is not the continuing or surviving corporation or entity, proper provision shall be made so that such continuing or surviving corporation or entity shall agree to carry out and observe the obligations of the Company under this Certificate of Incorporation.

7. Exit Rights.

(a) If any Event of Noncompliance shall occur, then, for so long as it is continuing, the Majority Holders shall have the right, exercisable by written notice to the Company (a “Sale/Refinancing Demand”), to require the Company to commence and to engage in a process (the “Sale/Refinancing Process”) in good faith within 30 days of receipt of the Sale/Refinancing Demand to consummate a transaction (the form of which would be determined by the Board of Directors, as applicable, in good faith) in which the Net Proceeds resulting therefrom would be used to redeem the shares of Series A Preferred Stock then outstanding at the then applicable Redemption Price in accordance with the terms hereof, which transaction may include:

(i) a refinancing of the Series A Preferred Stock (a “Forced Refinancing”);

(ii) a sale of the Company and its Subsidiaries, including a sale of all or substantially all of the assets, or a sale of certain assets, lines of business or divisions, in each case, of the Company and its Subsidiaries (a “Forced Sale”); or

(iii) a transaction other than a Forced Sale or a combination of the transactions described in the foregoing clauses (i) and (ii) (together with a Forced Refinancing and Forced Sale, each a “Forced Transaction”).

The Company shall, within 30 days of receipt of the Sale/Refinancing Demand, commence a comprehensive Sale/Refinancing Process in good faith and shall thereafter use its commercially reasonable efforts, subject to applicable law, to promptly consummate a Forced Transaction in accordance with this Section 7, including (A) selecting a nationally-recognized investment banking firm experienced in similar transactions in the industry in which the Company and its Subsidiaries are engaged to assist the Company with respect to a Forced Transaction (the “Investment Bank”), (B) cooperating with the Investment Bank and the Holders in the evaluation of such Forced Transactions, (C) facilitating a customary due diligence process in respect of any such Forced Transaction, including establishing, populating and maintaining an online “data room,” (D) executing customary documents consistent with the consummation of any such Forced Transaction, (E) making required governmental filings and using commercially reasonable efforts to obtain required third party consents necessary to consummate any such Forced Transaction and (F) providing any financial or other information or audit reasonably required by the proposed acquirer’s or lender’s financing sources, and shall consult with the Supermajority Holders with respect thereto. The Company shall direct the Investment Bank to establish procedures reasonably acceptable to the Majority Holders to effect an orderly Forced Transaction with the objective of achieving the highest practicable value for the Company within a reasonable period of time. The process undertaken in furtherance of such Sale/Refinancing Demand shall be conducted under the direction of the Board of Directors of the Company.

Notwithstanding anything to the contrary set forth herein, (1) at any time prior to the consummation of a Forced Transaction, the Majority Holders may withdraw such Sale/Refinancing Demand, in their sole discretion, by providing written notice of such withdrawal to the Board of Directors (a “Withdrawal Event”), (2) no Sale/Refinancing Demand shall be exercised if Holders of less than two-thirds of the then-outstanding shares of Series A Preferred Stock (which must include the Lead Purchaser for so long as it holds at least 50.1% of the shares of Series A Preferred Stock held by it as of the Initial Issue Date) (the “Supermajority Holders”) consent to the exercise of the Sale/Refinancing Demand, and (3) a Sale/Refinancing Demand may not be exercised on more than one occasion in any twelve (12)-month period. Any shares of Series A Preferred Stock held by Advent shall be excluded from the numerator and the denominator for purposes of determining whether the Supermajority Holders is achieved.

(b) Notwithstanding anything to the contrary in this Section 7(b), if (i) the Issuer has breached its obligations set forth in Section 7(a), a Forced Transaction that results in the redemption of all of the shares of Series A Preferred Stock at the applicable Redemption Price is not consummated within twelve (12) months of the receipt by the Company of any Sale/Refinancing Demand, or less than all of the shares of Series A Preferred Stock have been redeemed at the applicable Redemption Price within twelve (12) months of the receipt by the Company of any Sale/Refinancing Demand, and (ii) a Withdrawal Event has not occurred, then, upon the consent or approval of the Supermajority Holders, as evidenced by written notice to the Company, the Holders shall have the right, by written notice to the Company, to direct a process in good faith to refinance the then outstanding shares of Series A Preferred Stock and/or consummate a Forced Sale; provided, that, in the case of a Forced Refinancing, such Forced Refinancing must be on terms reasonably acceptable to the Company and, in the case of a Forced Sale, such Forced Sale must be on terms that maximize the equity value of the Company. The Company and the Company’s Board of Directors shall (and shall request that the Company’s Affiliates) reasonably cooperate with the Supermajority Holders and the Investment Bank in such process and, subject to requirements under applicable law, the Company shall use its commercially reasonable to consummate a Forced Transaction as a result of such process.

(c) Promptly after, and no later than five Business Days following the date upon which the Company obtains actual knowledge thereof, the Company shall notify the Holders of the occurrence of any Event of Noncompliance (or any event that, if not timely cured, would constitute an Event of Noncompliance).

8. Negative Covenants.

(a) For so long as any shares of Series A Preferred Stock are outstanding, without the prior affirmative vote or written consent of the Majority Holders, the Company shall not (either directly or indirectly, including by merger, consolidation, operation of law or otherwise):

(i) issue any new Equity Interests of the Company, or cause or permit any of its the Restricted Subsidiaries to issue any new Equity Interests, ranking (with respect to dividends or distributions or entitlement on a return of capital or assets in a winding up or otherwise) pari passu with, or senior to, the Series A Preferred Stock;

(ii) incur Indebtedness for borrowed money or Liens in order to secure any Indebtedness, in each case, except for Indebtedness owed to or from any Wholly-Owned Subsidiary and/or Permitted Liens;

(iii) cause or permit the Borrower or any of its Restricted Subsidiaries to incur Indebtedness or Liens in order to secure any Indebtedness, in each case, except for Permitted Restricted Subsidiary Indebtedness and Permitted Restricted Subsidiary Liens;

(iv) make any Restricted Payment, other than any Restricted Payment as a result of Optional Redemption, Mandatory Redemption, Dividend or any other payments with respect to the shares of Series A Preferred Stock in accordance with this Certificate of Designation;

(v) make or hold, or cause or permit any Restricted Subsidiary to make or hold, any Investment that is not a Permitted Investment;

(vi) enter, or cause or permit any Restricted Subsidiary to enter, into any transaction with any Affiliate of the Company or its Subsidiaries involving payment in excess of $1,000,000 in any individual transaction (it being understood that the threshold set forth above shall not apply to exempt more than $5,000,000 of payments from the application of this clause (vi)), on terms that are less favorable to the Company or such Restricted Subsidiary, as the case may be (as reasonably determined by the Company), than those that might be obtained at the time in a comparable arm’s-length transaction from a Person who is not an Affiliate, other than Permitted Affiliate Transactions;

(vii) consummate any Change of Control unless, upon consummation of such Change of Control, the Series A Preferred Stock is redeemed in full in cash in accordance with this Certificate of Designation;

(viii) consummate, or cause or permit any Restricted Subsidiary to consummate, any Asset Disposition that is not a Permitted Asset Disposition; provided, that no later than the fifth Business Day following the receipt of net proceeds in respect of any Prepayment Asset Disposition in excess of $15,000,000 in the aggregate, the Company or the applicable Restricted Subsidiary shall apply the proceeds of such sale to repay Indebtedness (other than intercompany Indebtedness); provided, further, if no Event of Noncompliance then exists, the Company and its Restricted Subsidiaries shall not be required to make a mandatory prepayment under this clause in respect of such proceeds to the extent (x) such proceeds are reinvested in the business of the Company and its Restricted Subsidiaries within 365 days following receipt thereof, or (y) the Company or any of its Restricted Subsidiaries has committed to so reinvest the such proceeds during such 365-day period and the such proceeds are so reinvested within 180 days after the expiration of such 365-day period; it being understood that if the proceeds have not been so reinvested prior to the expiration of the applicable period, the Company or its applicable Restricted Subsidiary shall promptly repay Indebtedness with the amount of such proceeds not so reinvested as set forth above (without regard to the immediately preceding proviso);

(ix) alter the designation of any Subsidiary that is a Restricted Subsidiary as of the Initial Issue Date to be an Unrestricted Subsidiary or make any Investment in or Restricted Payment in respect of any Unrestricted Subsidiary; provided, that the Company may at any time after the Initial Issue Date designate (or redesignate) any subsidiary as an Unrestricted Subsidiary or any Unrestricted Subsidiary as a Restricted Subsidiary if: (A) immediately after giving effect to such designation, no Event of Noncompliance exists, (B) as of the date of the designation thereof, such Unrestricted Subsidiary does not own any Capital Stock in any Restricted Subsidiary (unless such Restricted Subsidiary is also designated as an Unrestricted Subsidiary) or hold any Indebtedness of or any Lien on any property of the Company or its Restricted Subsidiaries (unless the Company or such Restricted Subsidiary is permitted to incur such Indebtedness or grant such Liens in favor of such Unrestricted Subsidiary pursuant to Sections 6.01 and 6.02 of the Credit Agreement as in effect on the Initial Issue Date), (C) at the time of any designation of a Restricted Subsidiary as an Unrestricted Subsidiary, the aggregate amount of the fair market value (as determined by the Company in good faith) of the assets of such subsidiary, together with the aggregate amount of the fair market value (as determined by the Company in good faith) of all assets transferred from Restricted Subsidiaries to Unrestricted Subsidiaries prior to such time, do not exceed $10,000,000, (D) no agreements evidencing Acceptable Practice Management Arrangements and/or Management Services Agreement or Material Intellectual Property may be transferred to an Unrestricted Subsidiary and (E) at the time any Restricted Subsidiary is designated as an Unrestricted Subsidiary, such Restricted Subsidiary does not own any Material Intellectual Property or be party to an Acceptable Practice Management Arrangement. The designation of any subsidiary as an Unrestricted Subsidiary shall constitute an Investment by the Company (or its applicable Restricted Subsidiary) therein at the date of designation in an amount equal to the portion of the fair market value of the net assets of such subsidiary attributable to the Company’s (or its applicable Restricted Subsidiary’s) equity interest therein as reasonably estimated by the Company (and such designation shall only be permitted to the extent such Investment is also permitted under Section 6.06 of the Credit Agreement as in effect on the Initial Issue Date). The designation of any Unrestricted Subsidiary as a Restricted Subsidiary shall constitute the making, incurrence or granting, as applicable, at the time of designation of any then-existing Investment, Indebtedness or Lien of such subsidiary, as applicable; provided, that upon any re-designation of any Unrestricted Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have an Investment in the resulting Restricted Subsidiary in an amount (if positive) equal to (a) the Company’s “Investment” in such Restricted Subsidiary at the time of such re-designation, less (b) the portion of the fair market value of the net assets of such Restricted Subsidiary attributable to the Company’s equity therein at the time of such re-designation;

(x) amend, alter or repeal any provision of the Governing Documents of the Company or any of the Restricted Subsidiaries in a manner that is material and adverse to the Holders;

(xi) change, in any material respect, the nature of the Company’s and the Restricted Subsidiaries’ businesses, taken as a whole, as of the Initial Issue Date, in each case other than to engage in (a) similar, incidental, complementary, ancillary or related businesses and (b) such other lines of business to which the Majority Holders may consent (such consent not to be unreasonably withheld, conditioned or delayed);

(xii) allow any Subsidiary of the Company that is a direct or indirect parent of Holdings or Successor Holdings (or the immediate parent of the Borrower or Successor Borrower) (each such Person, an “Intermediate Holdings”) to (A) incur any Indebtedness (other than Indebtedness incurred by Holdings pursuant to the Loan Guaranty (as defined in the Credit Agreement as in effect on the Initial Issue Date) and Guarantees by Holdings of Indebtedness or other obligations of the Borrower and/or any Restricted Subsidiary that is otherwise permitted under the Credit Agreement (as in effect on the Initial Issue Date) and this Certificate of Designation), (B) create or suffer to exist any Lien on any asset now owned or hereafter acquired by it (other than (i) Liens created by Holdings under the Collateral Documents (as defined in the Credit Agreement as in effect on the Initial Issue Date), (ii) Liens on assets of Holdings securing Indebtedness of the type permitted to be incurred under clause (A) above and (iii) other Liens on assets of Holdings of the type permitted under the Credit Agreement as in effect on the Initial Issue Date (other than in respect of Indebtedness for borrowed money)), and (C) consolidate or amalgamate with, or merge with or into, or convey, sell or otherwise transfer all or substantially all of its assets to, any Person; provided, that, so long as no Event of Noncompliance exists or would result therefrom, such Intermediate Holdings may consolidate or amalgamate with, or merge with or into, any other Person (other than the Company or any of its Subsidiaries) so long as Intermediate Holdings is the continuing or surviving Person and it is in compliance with this clause (xii); or

(xiii) conduct, transact or otherwise engage in any business or operations other than (A) the direct or indirect ownership and/or acquisition of the Equity Interests of any Subsidiary, (B) the maintenance of its legal existence, including the ability to incur fees, costs and expenses relating to such maintenance, (C) participating in tax, accounting and other administrative matters as a member of the consolidated group of the Company and its Subsidiaries, (D) the performance of its obligations under and in connection with this Certificate of Designation and any documentation governing any Series A Preferred Stock issued in compliance with this Certificate of Designation and the other agreements and transactions contemplated thereby and hereby, (E) any public offering of its or any of its direct or indirect parent’s common stock or any other issuance or registration of its Equity Interests for sale or resale not prohibited by this Certificate of Designation, including the costs, fees and expenses related thereto, (F) making any Restricted Payment or dividend or distribution or other transaction similar to a Restricted Payment and not otherwise prohibited by this Certificate of Designation, or any Investment in any Restricted Subsidiary (including, for the avoidance of doubt, the acquisition thereof), (G) incurring fees, costs and expenses relating to overhead and general operating including professional fees for legal, tax and accounting issues and paying taxes, (H) providing indemnification to officers and members of the Board of Directors, (I) activities incidental to the consummation of the Transactions, and (J) activities incidental to the businesses or activities described in clauses (A) to (I) of this clause (xiii). For so long as any Series A Preferred Stock is outstanding, the Company and each Intermediate Holdings shall own, directly or indirectly, all of the outstanding Equity Interests of the Borrower.

(b) In the event of (i) any reclassification, statutory exchange, merger, consolidation or other similar business combination of the Company with or into another Person, in each case, pursuant to which at least a majority of the common Capital Stock (but not the Series A Preferred Stock) is changed or converted into, or exchanged for, securities or other property of another Person, (ii) any reclassification, recapitalization or reorganization of the common Capital Stock (but not the Series A Preferred Stock) into securities of another Person or (iii) the conveyance, sale, lease, assignment, transfer or other disposition of all or substantially all of the Company’s assets or other properties (taken as a whole) (a “Reorganization Event”), each share of Series A Preferred Stock outstanding immediately prior to such Reorganization Event will, without the consent of the Holders and subject to all the other terms hereof, remain outstanding unless redeemed in accordance with this Certificate of Designation in connection with such Reorganization Event; provided, that in no event will the Company enter into or effect any such Reorganization Event if it would materially and adversely affect the rights of Holders. This provision shall similarly apply to successive Reorganization Events. To the extent that the Company is not the surviving or resulting entity in such Reorganization Event or will be dissolved in connection with such Reorganization Event, the Company shall not consummate any such transaction constituting a Reorganization Event unless proper provision shall be made in the agreements governing such Reorganization Event for the assumption of the obligations of the Company by such surviving or resulting entity in such Reorganization Event in accordance with this provision.

(c) Actions Taken without Approval. Any of the actions or omissions of the Company prohibited by this Section 7 (if taken without the prior written consent of the Majority Holders approving such action or omission) shall be ultra vires, null and void ab initio and of no force or effect. The Company shall not, and shall cause its Subsidiaries not to (either directly or indirectly, including by merger, consolidation, operation of law or otherwise), by amendment, modification, repeal, restatement, supplementation, termination or waiver of, or consent to any departure by the Company or any of its Subsidiaries from, any provision of this Certificate of Designation or any other Related Agreement or through any Mandatory Redemption Event, any Change of Control, any disposition or any other reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, agreement or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Certificate of Designation or any other Related Agreement.

9. Amendments and Waivers.

(a) So long as any shares of Series A Preferred Stock remain outstanding, and unless a greater percentage is required by law, the Issuer shall not, without the affirmative vote or written consent of the Majority Holders, voting separately as one class, amend, alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock, or waive the compliance of any of the covenants included in this Certificate of Designation or the Investors’ Rights Agreement; provided, however, that the Issuer shall not effect any of the following matters without the consent of each Holder that is adversely affected thereby:

(i) reduce the Dividend Rate or alter the timing or method of payment of any Dividends pursuant to Section 4;

(ii) reduce the Stated Value;

(iii) alter any of the redemption provisions set forth in Sections 5 and 6, other than with respect to notice periods and other immaterial provisions; and

(iv) alter any terms applicable to any Mandatory Redemption.

(b) Any shares held by Advent shall be excluded from the numerator and the denominator for purposes of determining whether the Majority Holders is achieved.

10. Cancellation; No Conversion Rights. No shares of Series A Preferred Stock acquired by the Company by reason of redemption, purchase or otherwise shall be reissued or held in treasury for reissuance, and the Company shall take all necessary action to cause such shares of Series A Preferred Stock immediately to be canceled, retired and eliminated from the shares of Series A Preferred Stock which the Company shall be authorized to issue. The Holders have no rights to convert any Series A Preferred Stock into any other Equity Interests of the Company.

11. Rights and Remedies of Holders.

(a) The various provisions set forth under this Certificate of Designation are for the benefit of the Holders and, subject to the terms and conditions hereof and applicable law, will be enforceable by them, including by one or more actions for specific performance.

(b) Except as expressly set forth herein, all remedies available under this Certificate of Designation, at law, in equity or otherwise, will be deemed cumulative and not alternative or exclusive of other remedies. The exercise by any Holder of a particular remedy will not preclude the exercise of any other remedy.

12. Definitions. As used in this Certificate of Designation, the following terms shall have the meanings specified below:

“2021 Equity Incentive Plan” shall have the meaning assigned to such term in Section 8(a)(iv).

“Acceptable Practice Management Arrangements” has the meaning set forth in the Credit Agreement as in effect on the Initial Issue Date.

“Advent” shall mean Advent International Corporation, together with its controlled Affiliates and funds managed or advised by it or any or its respective controlled Affiliates (other than any portfolio company).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Affiliated Practice” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Alternative Forced Transaction” means a transaction other than a Forced Refinancing or a Forced Sale, the Net Proceeds of which shall be used to redeem the Series A Preferred Stock in full at the then applicable Redemption Price in accordance with Section 5.

“APC Manager” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Asset Disposition” means: (a) the voluntary sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions of property or assets (including by way of a sale and leaseback transaction) of the Company or any Restricted Subsidiary (in each case other than Capital Stock of the Company) (each referred to in this definition as a “sale”; the term “sale” as a verb has a corresponding meaning), having a fair market value in excess of $2,000,000 in a single transaction or a series of related transactions and in excess of $5,000,000 in the aggregate for all such transactions; or (b) the issuance or sale of Capital Stock of any Restricted Subsidiary (other than issuances or sales to the Company or any Restricted Subsidiary); in each case, whether in a single transaction or a series of related transactions.

“Available Excluded Contribution Amount” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Bankruptcy Event” means:

(1) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of the Company or any of its Subsidiaries (other than Immaterial Subsidiaries), or of all or substantially all of the property or assets of the Company or any of its Subsidiaries (other than Immaterial Subsidiaries), under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or any of its Subsidiaries (other than Immaterial Subsidiaries) or for all or substantially all of the property or assets of the Company or any of its Subsidiaries (other than Immaterial Subsidiaries), or (iii) the winding-up or liquidation of the Company or any of its Subsidiaries (other than Immaterial Subsidiaries), and in the case of any proceeding described in this clause (1), such proceeding or petition shall continue in effect and undismissed or unstayed for 90 days or an order or decree approving or ordering any of the foregoing shall be entered; or

(2) the Company or any of its Subsidiaries (other than Immaterial Subsidiaries) shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (1) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or any of its Subsidiaries (other than Immaterial Subsidiaries) or for all or substantially all of the property or assets of the Company or any of its Subsidiaries (other than Immaterial Subsidiaries), or (iv) make a general assignment for the benefit of creditors, and in the case of any proceeding described in this clause (2), such proceeding or petition shall continue in effect and undismissed or unstayed for 90 days or an order or decree approving or ordering any of the foregoing shall be entered, or (v) commence any voluntary in-court or out of- court restructuring or recapitalization transactions. For purposes of this definition, “Board of Directors” means the board of directors of the Company from time to time.

“Borrower” means ATI Holdings Acquisition, Inc.

“Business Day” means each day that is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capital Lease” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Cash Equivalents” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Certificate of Designation” shall have the meaning assigned to such term in the recitals hereof.

“Certificate of Incorporation” shall have the meaning assigned to such term in the recitals hereof.

“Change of Control” means the occurrence of any of the following:

(a) the acquisition of the beneficial ownership by any Person or group (as used in this definition, within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) (including any group acting for the purpose of acquiring, holding or disposing of Securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), but excluding (i) any employee benefit plan and/or Person acting as the trustee, agent or other fiduciary or administrator therefor, (ii) one or more Permitted Holders and (iii) any underwriter in connection with any offering of Capital Stock after the Initial Issue Date), of voting stock representing more than 50% of the total voting power of all of the outstanding voting stock of the Company; provided, that notwithstanding the provisions of this clause (a), no “Change of Control” shall be deemed to have occurred under this clause (a) if the Permitted Holders have the right, by voting power, contract or otherwise, to elect or designate for election at least a majority of the Board of Directors;

(b) the acquisition of the beneficial ownership by any Person or group (as used in this definition, within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) (including any group acting for the purpose of acquiring, holding or disposing of Securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), but excluding (i) any employee benefit plan and/or Person acting as the trustee, agent or other fiduciary or administrator therefor, (ii) one or more Permitted Holders and (iii) any underwriter in connection with any offering of Capital Stock after the Closing Date), of voting stock representing more than 50% of the total voting power of all of the outstanding voting stock of Holdings; provided, that notwithstanding the provisions of this clause (b), no “Change of Control” shall be deemed to have occurred under this clause (b) if the Permitted Holders have the right, by voting power, contract or otherwise, to elect or designate for election at least a majority of the Board of Directors; or

(c) the Borrower ceasing to be a direct or indirect Wholly-Owned Subsidiary of the Company.

For purposes of this definition, (i) a Person or group shall not be deemed to beneficially own Capital Stock or voting power subject to a stock or asset purchase agreement, merger agreement or similar agreement (or voting or similar agreement related thereto) until the consummation of the acquisition of the Capital Stock or voting power pursuant to the transactions contemplated by such agreement and (ii) it is understood and agreed that any transaction resulting in a Successor Borrower or Successor Holdings (in each case as defined in the Credit Agreement in effect on the Initial Issue Date) in accordance with the terms of the Credit Agreement as in effect on the Initial Issue Date shall not give rise to a Change of Control.

“Change of Control Event” means the occurrence of a Change of Control.

“Common Stock” means any shares of common stock, with a par value of $0.01 per share, of the Company.

“Company” shall have the meaning assigned to such term in the recitals hereof.

“Compounded Dividends” shall have the meaning assigned to such term in Section 4(b).

“Consolidated Adjusted EBITDA” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Consolidated APC” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Credit Agreement” means that certain Credit Agreement, dated as of February 24, 2022, by and among the Borrower, Wilco Intermediate Holdings, Inc., the lenders from time to time party thereto, and Barclays Bank PLC, as administrative agent and collateral agent, as amended, restated, amended and restated, supplemented, extended, replaced, refinanced or otherwise modified from time to time; provided, that, where any term is defined herein by reference to the Credit Agreement “as in effect on the Initial Issue Date” or any such similar qualification, such reference shall be deemed to be a reference to the Credit Agreement as it existed on the Initial Issue Date and shall not, for the avoidance of doubt, give effect to any amendment to the Credit Agreement.

“Delaware LLC Division” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Derivative Transactions” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“DGCL” shall have the meaning assigned to such term in the recitals hereof.

“Dividend Payment Date” means the last day of each fiscal quarter of the Issuer following the Initial Issue Date (or, if such date is not a Business Day, the immediately succeeding Business Day).

“Dividend Period” means the period commencing on and including a Dividend Payment Date that ends on, but does not include, the next Dividend Payment Date; provided that the initial Dividend Period shall commence on and include the Initial Issue Date and end on, but not include, the first Dividend Payment Date.

“Dividend Rate” shall have the meaning assigned to such term in Section 4(b).

“Dividends” shall have the meaning assigned to such term in Section 4(b).

“Effective Yield” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Event of Noncompliance” means any one of the following events:

(a) failure by the Issuer to comply with its obligations, covenants or agreements contained in Section 9(a);

(b) any breach of any material term of this Certificate of Designation (other than an event referred to in clause (a) above) or the Investors’ Rights Agreement, which breach remains uncured following 15 Business Days (which period shall be extended to 45 Business Days to the extent the breach is capable of being cured and the Issuer is using commercially reasonable efforts to cure such breach); and

(c) a Bankruptcy Event.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“fair market value” means with respect to any investment, asset, property or liability, the value of the consideration obtainable in a sale of such investment, asset, property or liability at such date of determination assuming a sale by a willing seller to a willing purchaser dealing at arm’s length and arranged in an orderly manner over a reasonable period of time having regard to the nature and characteristics of such asset, investment, property or liability as determined in good faith by the Board of Directors.

“FASB” means the Financial Accounting Standards Board.

“Financial Covenants” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“First Call Date” means February 24, 2024.

“Fiscal Quarter” means a fiscal quarter of any Fiscal Year.

“Fiscal Year” means the fiscal year of the Company ending December 31 of each calendar year.

“Forced Transaction Event” means the completion of a Forced Transaction following a Sale/Refinancing Demand.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, as in effect from time to time.

“Governing Documents” means, as to any Person, the certificate of incorporation and by-laws, certificate of formation and operating agreement, or other organizational or governing documents of such Person.

“Holder” means, as of the relevant date, any Person that is the holder of record of at least one share of Series A Preferred Stock, as of such date.

“Holdings” means Wilco Intermediate Holdings, Inc.

“Immaterial Subsidiaries” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Immediate Family Members” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Incur” or “incur” means, with respect to any Indebtedness, Capital Stock or Lien, to issue, assume, guarantee, incur or otherwise become liable for such Indebtedness, Capital Stock or Lien, as applicable; provided that any Indebtedness, Capital Stock or Lien of a Person existing at the time such Person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary. The term “Incurrence” has a corresponding meaning.

“Indebtedness” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Initial Issue Date” means February 24, 2022.

“Intermediate Holdings” shall have the meaning assigned to such term in Section 8(a)(xii).

“Investment” means (a) any purchase or other acquisition for consideration by the Company or any of its Restricted Subsidiaries of any of the Securities of any other Person (other than any Restricted Subsidiary), (b) the acquisition for consideration by purchase or otherwise (other than any purchase or other acquisition of inventory, materials, supplies and/or equipment in the ordinary course of business) of all or a substantial portion of the business, property or fixed assets of any other Person or any division or line of business or other business unit of any other Person and (c) any loan, advance (other than any advance to any current or former employee, officer, director, member of management, manager, consultant or independent contractor of the Company, any Restricted Subsidiary, or any parent company for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or capital contribution by the Company or any of its Restricted Subsidiaries to any other Person. Subject to Section 8(a)(ix), the amount of any Investment shall be the original cost of such Investment, plus the cost of any addition thereto that otherwise constitutes an Investment, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect thereto, but giving effect to any repayments of principal in the case of any Investment in the form of a loan and any return of capital or return on Investment in the case of any equity Investment (whether as a distribution, dividend, redemption or sale but not in excess of the amount of the relevant initial Investment).

“Investors’ Rights Agreement” means the Investors’ Rights Agreement, dated as of the Initial Issue Date (as amended, restated, supplemented or otherwise modified from time to time), by and among the Company and the Holders party thereto.

“IP Rights” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Junior Stock” means Common Stock, any other preferred stock and any other Equity Interest of the Company (other than the Series A Preferred Stock).

“Lead Purchaser” means, collectively, Knighthead Master Fund, LP, Knighthead (NY) Fund, L.P., Knighthead Annuity & Life Assurance Company and Knighthead Distressed Opportunities Fund, L.P. and any of their Affiliates that are Holders.

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required or authorized to be open in the State of New York.

“Lien” means any mortgage, pledge, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any Capital Lease having substantially the same economic effect as any of the foregoing); provided, that, for the avoidance of doubt, in no event shall an operating lease in and of itself be deemed to constitute a Lien.

“Liquidation Event” means an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking the liquidation, dissolution or winding up of the Company or any of its Subsidiaries (other than Immaterial Subsidiaries), and such proceeding or petition shall continue undismissed or unstayed for 90 days or an order or decree approving or ordering any of the foregoing shall be entered.

“Liquidation Value” means, as of the relevant time and with respect to each share of Preferred Stock, the sum of (a) the Stated Value of such share as of such date, plus (b) any declared but unpaid Dividends on such share for the most recent Dividend Period as of such date (to the extent not part of the Stated Value of such Share as of such date), plus (c) the amount of accumulated and unpaid Dividends on such share from the last Dividend Payment Date to, but not including, such date (to the extent not part of the Stated Value of such share as of such date).

“Majority Holders” means, as of any date of determination, the Holders holding a majority of the then outstanding shares of Series A Preferred Stock (the affirmative vote or written consent of which must include the Lead Purchaser for so long as it holds at least 50.1% of the shares of Series A Preferred Stock held by it as of the Initial Issue Date). Any shares of Series A Preferred Stock held by Advent shall be excluded from the numerator and the denominator for purposes of determining whether the a majority is achieved.

“Make-Whole Amount” means, with respect to any share of Series A Preferred Stock as of any Redemption Date occurring prior to the First Call Date, an amount equal to the present value (calculated as provided below) as of such date of the product of 106% multiplied by the Liquidation Value of such share of Series A Preferred Stock being redeemed (assuming that, for purposes of calculating such Liquidation Value, (i) such share of Series A Preferred Stock remained outstanding through the First Call Date, and (ii) all scheduled, but not yet actually capitalized, Dividends (including, for the avoidance of doubt, any Dividends that would accrue from the Dividend Payment Date immediately prior to the First Call Date through the First Call Date) prior to the First Call Date have been capitalized and added to the then-outstanding Stated Value of such share of Series A Preferred Stock on each applicable Dividend Payment Date (in the case of scheduled Dividends) and the First Call Date (in the case of accrued Dividends since the Dividend Payment Date immediately prior to the First Call Date)), with the present value of such amount being computed using an annual discount rate equal to the rate on U.S. Treasury notes with a maturity closest to the applicable Redemption Date plus 50 basis points.

“Mandatory Redemption” shall have the meaning assigned to such term in Section 6(a).

“Mandatory Redemption Date” shall have the meaning assigned to such term in Section 6(a).

“Mandatory Redemption Event” shall have the meaning assigned to such term in Section 6(a).

“Mandatory Redemption Notice” shall have the meaning assigned to such term in Section 6(b)(i).

“Material Intellectual Property” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Minimum Portion” means, on any date, shares of Series A Preferred Stock for which the sum of the Stated Value thereof at such time is not less than $10,000,000 (unless the aggregate sum of the Stated Value of all shares of Series A Preferred Stock that would remain outstanding after such redemption would be less than $10,000,000, in which case “Minimum Portion” means all such shares of Series A Preferred Stock then outstanding).

“Net Proceeds” of a transaction means the aggregate cash proceeds and the fair market value of any Cash Equivalents received by the Company or any of its Subsidiaries in respect of such transaction, net of the direct costs relating to such transaction, including legal, accounting and investment banking fees, payments made in order to obtain a necessary consent or required by applicable law, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, other fees and expenses, including title and recordation expenses, taxes paid or payable as a result thereof or any transactions occurring or deemed to occur to effectuate a payment under this Certificate of Designation.

“Non-Consolidated APCs” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Optional Redemption” shall have the meaning assigned to such term in Section 5(a)(i)(A).

“Optional Redemption Date” shall have the meaning assigned to such term in Section 5.

“Permitted Affiliate Transaction” means:

(a) any transaction between or among the Company and/or one or more Restricted Subsidiaries and/or Affiliated Practices (or any entity that becomes a Restricted Subsidiary or Affiliated Practice as a result of such transaction) to the extent permitted or not restricted by this Certificate of Designation;

(b) any issuance, sale or grant of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of employment arrangements, stock options and stock ownership plans approved by the board of directors (or equivalent governing body) of the Company or any Restricted Subsidiary;

(c) (i) any collective bargaining, employment or severance agreement or compensatory (including profit sharing) arrangement entered into by the Company or any of its Restricted Subsidiaries with their respective current or former officers, directors, members of management, managers, employees, consultants or independent contractors or those of the Company, (ii) any subscription agreement or similar agreement pertaining to the repurchase of Capital Stock pursuant to put/call rights or similar rights with current or former officers, directors, members of management, managers, employees, consultants or independent contractors and (iii) transactions pursuant to any employee compensation, benefit plan, stock option plan or arrangement, any health, disability or similar insurance plan which covers current or former officers, directors, members of management, managers, employees, consultants or independent contractors or any employment contract or arrangement;

(d) transactions permitted by Sections 6.01(d), (o) and (ee), 6.04 and 6.06(h), (m), (o), (t), (v), (y), (z) and (aa) of the Credit Agreement as in effect on the Initial Issue Date;

(e) [reserved]

(f) the payment or reimbursement of all indemnification obligations and expenses owed to any Investor and any of their respective directors, officers, members of management, managers, employees and consultants, in each case of clauses (i) and (ii) whether currently due or paid in respect of accruals from prior periods;

(g) the Transactions, including the payment of Transaction Costs;

(h) [reserved]

(i) Guarantees permitted by Section 8(a)(ii) or Section 8(a)(iii);

(j) transactions among the Company and its Restricted Subsidiaries and/or any Affiliated Practice that are otherwise permitted (or not restricted) under Section 8;

(k) (i) the payment of customary fees and reasonable out-of-pocket costs to, and indemnities provided on behalf of, members of the board of directors (or similar governing body), officers, employees, members of management, managers, consultants and independent contractors of the Company and/or any of its Restricted Subsidiaries in the ordinary course of business and, in the case of payments to such Person in such capacity on behalf of the Company, to the extent attributable to the operations of the Company or its subsidiaries and (ii) payments or distributions required to be made to the Company’s directors, officers or Affiliates pursuant to any indemnification agreement or other obligation pursuant to which the Company or any of its Subsidiaries is bound in respect of indemnification, exculpation or advancement of expenses to directors, officers or agents of the Company or any of its Affiliates;

(l) transactions with customers, clients, suppliers, joint ventures, purchasers or sellers of goods or services or providers of employees or other labor entered into in the ordinary course of business, which are (i) fair to the Company and/or its applicable Restricted Subsidiary in the good faith determination of the board of directors (or similar governing body) of the Company or the senior management thereof or (ii) on terms at least as favorable as might reasonably be obtained from a Person other than an Affiliate;

(m) the payment of reasonable out-of-pocket costs and expenses related to registration rights and customary indemnities provided to shareholders under any shareholder agreement;

(n) (i) any purchase by the Company of the Capital Stock of (or contribution to the equity capital of) the Company and (ii) any intercompany loan made by the Company to the Borrower or any Restricted Subsidiary and/or any Affiliated Practice;

(o) any transaction approved by a majority of disinterested directors (or members of any similar governing body) of the Company (including the Series A Director, the consent of whom shall not be unreasonably withheld, conditioned or delayed) in respect of which the Company delivers to the Majority Holders a letter addressed to the board of directors (or equivalent governing body) of the Company from an accounting, appraisal or investment banking firm of nationally recognized standing stating that such transaction is on terms that are either (i) no less favorable to the Company or the applicable Restricted Subsidiary than might be obtained at the time in a comparable arm’s length transaction from a Person who is not an Affiliate or (ii) fair to the Company or the relevant Restricted Subsidiary from a financial point of view;

(p) any transaction consummated in connection with any Permitted Practice Subsidiary Restructuring (as defined in the Credit Agreement in effect on the Initial Issue Date);

(q) any transaction (or series of related transactions) approved by a majority of the disinterested directors (or members of any similar governing body) of the Company (including the Series A Director, the consent of whom shall not be unreasonably withheld, conditioned or delayed);

(r) any investment by any Investor or the Company in Securities or Indebtedness of the Borrower and/or any Guarantor;

(s) any payment to or from, and/or any transaction with, any joint venture in the ordinary course of business or consistent with past practice, industry practice or industry norms (including, any cash management activity related thereto); and

(t) any (i) Investment by any Affiliate in the Loans, loans, securities or other Indebtedness of the Company and/or any Restricted Subsidiary (and payment of reasonable out-of-pocket expenses incurred by such Affiliates in connection therewith) so long as the investment is being offered by the Company or such Restricted Subsidiary generally to other investors on the same or more favorable terms and (ii) payments and/or distributions to Affiliates in respect of the Loans, loans, securities or Indebtedness of the Company or any Restricted Subsidiary in connection with the securities and other Indebtedness contemplated in the foregoing subclause (i) or that were acquired from Persons other than the Company and the Restricted Subsidiaries, in each case, in accordance with the terms of such securities or Indebtedness.

“Permitted Acquisition” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Permitted Asset Disposition” means:

(a) Dispositions (including of Capital Stock) as part of any Permitted Practice Subsidiary Restructuring and/or among the Company and/or any Restricted Subsidiary (upon voluntary liquidation or otherwise); provided, that any such Disposition made by any Company and/or any Restricted Subsidiary to any Person that is not the Company or any Restricted Subsidiary shall be (i) for fair market value (as reasonably determined by such Person) with at least 75% of the consideration for such Disposition consisting of Cash and Cash Equivalents at the time of such Disposition or (ii) treated as an Investment and otherwise made in compliance with Section 8(a)(v);

(b) (i) the liquidation, dissolution or Delaware LLC Division of any Restricted Subsidiary if the Company determines in good faith that such liquidation, dissolution or Delaware LLC Division is in the best interests of the Company and the Company or any Restricted Subsidiary receives any assets of the relevant dissolved or liquidated Restricted Subsidiary; provided, that, in the case of any liquidation, dissolution or Delaware LLC Division of the Company or any Restricted Subsidiary that results in a distribution of assets to any Restricted Subsidiary that is not a the Company or any Restricted Subsidiary, such distribution shall be treated as an Investment and shall comply with Section 8(a)(v), (ii) any merger, amalgamation, dissolution, liquidation, consolidation or Delaware LLC Division, the purpose of which is to effect (A) any Asset Disposition otherwise permitted under Section 6.03 of the Credit Agreement in effect on the Initial Issue Date or (B) any Investment permitted under Section 8(a)(v), and (iii) the conversion of the Company or any Restricted Subsidiary into another form of entity;

(c) (i) Dispositions of inventory or equipment or immaterial assets in the ordinary course of business (including on an intercompany basis) and (ii) the leasing or subleasing of real property in the ordinary course of business;

(d) Dispositions of surplus, obsolete, used or worn out property or other property that, in the reasonable judgment of the Company, is (A) no longer useful in its business (or in the business of any Restricted Subsidiary of the Company) or (B) otherwise economically impracticable to maintain;

(e) Dispositions in the ordinary course of business of Cash and Cash Equivalents and/or other assets that were Cash Equivalents when the relevant original Investment was made;

(f) Dispositions, mergers, amalgamations, consolidations or conveyances that constitute (i) Investments permitted pursuant to Section 8(a)(v), (ii) Permitted Liens and (iii) Restricted Payments permitted by Section 8(a)(iv);

(g) Dispositions for fair market value; provided, that, with respect to any such Disposition with a purchase price in excess of $10,000,000, at least 75% of the consideration for such Disposition shall consist of Cash or Cash Equivalents (provided, that, for purposes of the 75% Cash consideration requirement, (i) the amount of any Indebtedness or other liabilities of the Company or any Restricted Subsidiary (as shown on such Person’s most recent balance sheet or statement of financial position (or in the notes thereto) that are assumed by the transferee of any such assets and for which the Company and/or its applicable Restricted Subsidiary have been validly released by all relevant creditors in writing), (ii) the amount of any trade-in value applied to the purchase price of any replacement assets acquired in connection with such Disposition, (iii) any Security received by the Company or any Restricted Subsidiary from such transferee that is converted by such Person into Cash or Cash Equivalents (to the extent of the Cash or Cash Equivalents received) within 180 days following the closing of the applicable Disposition and (iv) any non-Cash consideration received in respect of such Disposition having an aggregate fair market value, taken together with all other non-Cash consideration received pursuant to this clause that is at that time outstanding, not in excess of $20,000,000 during the term of this Agreement, in each case, shall be deemed to be Cash); provided, further, that (A) immediately prior to and after giving effect to such Disposition, as determined on the date on which the agreement governing such Disposition is executed, no Event of Noncompliance exists, (B) this provision shall not permit a Disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries and (C) the net proceeds of such disposition shall be applied and/or reinvested as (and to the extent) required by the Credit Agreement (as in effect on the Initial Issue Date);

(h) to the extent that (i) the relevant property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of the relevant Disposition are promptly applied to the purchase price of such replacement property;

(i) Dispositions of Investments in joint ventures to the extent required by, or made pursuant to, buy/sell arrangements between joint venture or similar parties set forth in the relevant joint venture arrangements and/or similar binding arrangements;

(j) Dispositions of notes receivable or accounts receivable in the ordinary course of business (including any discount and/or forgiveness thereof) or in connection with the collection or compromise thereof; provided that factoring or similar arrangements shall not be permitted pursuant to this clause (k);

(k) Dispositions and/or terminations of leases, subleases, licenses or sublicenses (including the provision of software under any open source license), (i) the Disposition or termination of which will not materially interfere with the business of the Company and its Restricted Subsidiaries or (ii) which relate to closed facilities or the discontinuation of any product line;

(l) (i) any termination of any lease in the ordinary course of business, (ii) any expiration of any option agreement in respect of real or personal property and (iii) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or litigation claims (including in tort) in the ordinary course of business;

(m) Dispositions of property subject to foreclosure, casualty, eminent domain or condemnation proceedings (including in lieu thereof or any similar proceeding);

(n) Dispositions or consignments of equipment, inventory or other assets (including leasehold interests in real property) with respect to facilities that are temporarily not in use, held for sale or closed;

(o) Dispositions of non-core assets acquired in connection with any acquisition permitted hereunder and sales of Real Estate Assets acquired in any acquisition permitted hereunder which, within 90 days of the date of such acquisition, are designated in writing to the Majority Holders as being held for sale and not for the continued operation of the Company or any of its Restricted Subsidiaries or any of their respective businesses; provided, that (A) no Event of Noncompliance exists on the date on which the definitive agreement governing the relevant Disposition is executed, (B) such Dispositions are for fair market value and (C) the net proceeds of such disposition shall be applied and/or reinvested as (and to the extent) required by the Credit Agreement (as in effect on the Initial Issue Date);

(p) exchanges or swaps, including transactions covered by Section 1031 of the Internal Revenue Code of 1986 (or any comparable provision of any foreign jurisdiction), of assets so long as any such exchange or swap is made for fair value (as reasonably determined by the Company) for like assets;

(q) (i) non-exclusive licensing and cross-licensing arrangements involving any technology, intellectual property or IP Rights of the Company or any Restricted Subsidiary in the ordinary course of business and (ii) Dispositions, abandonments, cancellations or lapses of IP Rights, or issuances or registrations, or applications for issuances or registrations, of IP Rights, which, in the reasonable good faith determination of the Company, are not material to the conduct of the business of the Company or its Restricted Subsidiaries, or are no longer economical to maintain in light of its use;

(r) terminations or unwinds of Derivative Transactions;

(s) Dispositions of Real Estate Assets and related assets in the ordinary course of business in connection with relocation activities for directors, officers, employees, members of management, managers or consultants of the Company and/or any Restricted Subsidiary; provided, that such Dispositions do not exceed $5,000,000 in the aggregate;

(t) Dispositions made to comply with any order of any Governmental Authority or any applicable Requirement of Law;

(u) any merger, consolidation, Disposition or conveyance the sole purpose of which is to reincorporate or reorganize (i) any Domestic Subsidiary (as defined in the Credit Agreement as in effect on the Initial Issue Date) in another jurisdiction in the U.S. and/or (ii) any Foreign Subsidiary (as defined in the Credit Agreement as in effect on the Initial Issue Date) in the U.S. or any other jurisdiction;

(v) any sale of motor vehicles and information technology equipment purchased at the end of an operating lease and resold thereafter;

(w) Dispositions in connection with Sale and Lease-Back Transactions; provided, that, in the case of this clause (w), the fair market value of all property so disposed of after the Initial Issue Date shall not exceed the greater of $5,000,000 and 7.5% of Consolidated Adjusted EBITDA as of the last day of the most recently ended Test Period; provided, further that Dispositions in connection with Sale and Lease-Back Transactions may be made solely under clause (w) of this definition and not under any other clause; and

(x) Dispositions for fair market value; provided, that, with respect to any such Disposition, the proceeds of such Disposition are used to make any mandatory prepayment (including applicable call protection) to the extent required under the Credit Agreement (as in effect on the Initial Issue Date).

“Permitted Holders” means Advent.

“Permitted Investment” means:

(a) Cash or Investments that were Cash Equivalents at the time made;

(b) Investments:

(i) existing on the Initial Issue Date in the Borrower or in any Restricted Subsidiary,

(ii) made after the Initial Issue Date among the Borrower and/or one or more Restricted Subsidiaries,

(iii) in the form of loans or advances made in the ordinary course of business in any Affiliated Practice in connection with the provision of services to such Affiliated Practice under Acceptable Practice Management Arrangements, including any Investment contemplated by any Practice Loan Agreement (as defined in the Credit Agreement as in effect on the Initial Issue Date) and/or any Management Services Agreement (as defined in the Credit Agreement as in effect on the Initial Issue Date) (other than an Investment contemplated by clause (e) below) and/or the proceeds of which are used to pay management fees to the relevant APC Manager, working capital purposes or payroll or other ordinary course business expenses of such Affiliated Practice; provided, that any loans or advances made pursuant to this clause (b)(iii) to any Non-Consolidated APC shall not exceed $5,000,000 at any time outstanding,

(c) Investments (i) constituting deposits, prepayments and/or other credits to suppliers, (ii) made in connection with obtaining, maintaining or renewing client and customer contracts and/or (iii) in the form of advances made to distributors, suppliers, licensors and licensees, in each case, in the ordinary course of business or, in the case of clause (iii), to the extent necessary to maintain the ordinary course of supplies to the Company or any Restricted Subsidiary;

(d) Investments in (i) any Unrestricted Subsidiary and/or any Similar Business in an aggregate outstanding amount not to exceed $10,000,000 and (ii) any joint ventures and/or Similar Business in an aggregate outstanding amount not to exceed the greater of $6,500,000 and 10% of Consolidated Adjusted EBITDA as of the last day of the most recently ended Test Period;

(e) (i) Permitted Acquisitions, so long as after giving effect thereto on a Pro Forma Basis, the Borrower is in compliance with the then applicable Financial Covenant in the Credit Agreement as in effect on the Initial Issue Date, and (ii) any Investment in any Consolidated APC in an amount required to permit such Consolidated APC to consummate, directly or indirectly, a Permitted Acquisition;

(f) Investments (i) existing on, or contractually committed to or contemplated as of, the Initial Issue Date and described on Schedule 6.06 to the Credit Agreement as in effect on the Initial Issue Date and (ii) any modification, replacement, renewal or extension of any Investment described in clause (i) above so long as no such modification, renewal or extension increases the amount of such Investment except by the terms thereof or as otherwise permitted by this definition;

(g) Investments received in lieu of Cash in connection with any Disposition that is permitted hereby and by Section 6.07 of the Credit Agreement as of the Initial Issue Date or any other disposition of assets not constituting a Disposition;

(h) loans or advances to present or former employees, directors, members of management, officers, managers or consultants or independent contractors (or their respective Immediate Family Members) of any the Company, its subsidiaries and/or any joint venture to the extent permitted by Requirements of Law, in connection with such Person’s purchase of Capital Stock of the Company, either (i) in an aggregate principal amount not to exceed $1,000,000 at any one time outstanding or (ii) so long as the proceeds of such loan or advance are substantially contemporaneously contributed to the Company for the purchase of such Capital Stock;

(i) Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business;

(j) Investments consisting of (or resulting from) mergers, consolidations, amalgamations, liquidations, windings up, dissolutions or Dispositions permitted by clauses (b)(i), (c)(i) and (h) of Section 6.07 of the Credit Agreement as of the Initial Issue Date;

(k) Investments in the ordinary course of business consisting of endorsements for collection or deposit and customary trade arrangements with customers;

(l) Investments (including debt obligations and Capital Stock) received (i) in connection with the bankruptcy or reorganization of any Person, (ii) in settlement of delinquent obligations of, or other disputes with, customers, suppliers and other account debtors arising in the ordinary course of business, (iii) upon foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment and/or (iv) as a result of the settlement, compromise, resolution of litigation, arbitration or other disputes;

(m) loans and advances of payroll payments or other compensation to present or former employees, directors, members of management, officers, managers or consultants of the Company or any Intermediate Holdings (to the extent such payments or other compensation relate to services provided to the Company and/or any subsidiary in the ordinary course of business);

(n) Investments to the extent that payment therefor is made solely with Capital Stock of the Company or Qualified Capital Stock of any Restricted Subsidiary, in each case, to the extent not resulting in a Change of Control;

(o) (i) Investments of any Restricted Subsidiary acquired after the Initial Issue Date, or of any Person acquired by, or merged into or consolidated or amalgamated with, the Company or any Restricted Subsidiary after the Initial Issue Date, in each case as part of an Investment otherwise permitted by this definition to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of the relevant acquisition, merger, amalgamation or consolidation and (ii) any modification, replacement, renewal or extension of any Investment permitted under clause (i) hereof so long as no such modification, replacement, renewal or extension thereof increases the original amount of such Investment except as otherwise permitted by this definition;

(p) Investments on the Initial Issue Date made in connection with the Transactions;

(q) Investments made after the Initial Issue Date by the Company and/or any of its Restricted Subsidiaries in an aggregate amount at any time outstanding not to exceed:

(i) the greater of $6,500,000 and 10% of Consolidated Adjusted EBITDA as of the last day of the most recently ended Test Period, plus

(ii) in the event that (A) the Company or any of its Restricted Subsidiaries makes any Investment after the Initial Issue Date in any Person that is neither a Restricted Subsidiary nor a Consolidated APC and (B) such Person subsequently becomes a party to the Credit Agreement, an amount equal to 100% of the fair market value of such Investment as of the date on which such Person becomes a party to the Credit Agreement;

(r) [reserved]

(s) (i) Guarantees of leases (other than Capital Leases) or of other obligations not constituting Indebtedness and (ii) Guarantees of the lease obligations of suppliers, customers, franchisees and licensees of the Company and/or its Restricted Subsidiaries, in each case, in the ordinary course of business;

(t) [reserved]

(u) [reserved]

(v) Investments in subsidiaries in connection with internal reorganizations and/or restructurings and activities related to tax planning;

(w) Investments under any Derivative Transaction of the type permitted under Section 6.01(s) of the Credit Agreement as of the Initial Issue Date;

(x) Investments made in connection with any Permitted Practice Subsidiary Restructuring; provided, that the aggregate amount of Investments made in Non-Consolidated APCs pursuant to this clause (x), shall not exceed $5,000,000;

(y) Investments made in joint ventures as required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture agreements and similar binding arrangements entered into in the ordinary course of business;

(z) Investments made in connection with any nonqualified deferred compensation plan or arrangement for any present or former employee, director, member of management, officer, manager or consultant or independent contractor (or any Immediate Family Member thereof) of the Company, its subsidiaries and/or any joint venture;

(aa) Investments in any Restricted Subsidiary and/or joint venture in connection with intercompany cash management arrangements and related activities in the ordinary course of business;

(bb) Investments so long as, after giving effect thereto on a Pro Forma Basis, the Total Net Leverage Ratio does not exceed 4.50:1.00;

(cc) any Investment made by any Unrestricted Subsidiary prior to the date on which such Unrestricted Subsidiary is designated as a Restricted Subsidiary so long as the relevant Investment was not made in contemplation of the designation of such Unrestricted Subsidiary as a Restricted Subsidiary; and

(dd) Investments consisting of the non-exclusive licensing in the ordinary course of business or contribution of IP Rights pursuant to joint marketing arrangements with other Persons.

Notwithstanding anything to the contrary in this definition, (A) this definition shall not permit any IP Separation Transaction and (B) the aggregate amount of assets held by all Subsidiaries that are designated as Unrestricted Subsidiaries together with the aggregate amount of Investments in Unrestricted Subsidiaries shall not exceed the $10,000,000 in the aggregate.

“Permitted Liens” means (a) statutory Liens (and rights of set-off) and other Liens imposed by applicable Requirements of Law, in each case incurred in the ordinary course of business, (b) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto, (c) Liens for taxes, assessments or other governmental charges or statutory obligations the payment of which is not required and (d) Liens (other than Liens securing debt for borrowed money) of the type described in clauses (d), (e), (f), (p), (v), (x) and (y) of Section 6.02 of the Credit Agreement (as in effect on the Initial Issue Date).

“Permitted Practice Subsidiary Restructuring” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Permitted Restricted Subsidiary Indebtedness” means (a) Indebtedness incurred pursuant to the Credit Agreement in an aggregate outstanding principal amount not to exceed the sum of (i)

$560,000,000 and (ii) an amount not to exceed the “Incremental Cap” (as defined in the Credit Agreement as in effect on the Initial Issue Date but excluding clause (d) of such definition), (b) Indebtedness permitted under Sections 6.01(a) (with respect to Secured Banking Services Obligations and Secured Hedging Obligations), (c), (d), (e), (f), (g), (h), (i), (k), (n), (o), (s), (t), (y), (aa), (bb), (cc) and (dd) of the Credit Agreement, (c) Indebtedness with respect to Capital Leases and purchase money Indebtedness in an aggregate outstanding principal amount not to exceed the greater of $6,500,000 and 10% of Consolidated Adjusted EBITDA as of the last day of the most recently ended Test Period, and (d) Indebtedness of the any Restricted Subsidiary in an aggregate outstanding principal amount not to exceed the greater of $10,000,000 and 15% of Consolidated Adjusted EBITDA as of the last day of the most recently ended Test Period.

“Permitted Restricted Subsidiary Liens” means Liens securing any Permitted Restricted Subsidiary Indebtedness and any Permitted Liens.

“Person” means any individual, corporation, limited liability company, partnership (including limited partnership), joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution or winding up, including, in the case of the Company, the Series A Preferred Stock.

“Purchase Agreement” means the Series A Senior Preferred Stock Purchase Agreement, dated as of the Initial Issue Date (as amended, restated, supplemented or otherwise modified from time to time), by and among the Purchasers and the Company.

“Purchasers” shall have the meaning assigned to such term in the Purchase Agreement.

“Redemption Date” means an Optional Redemption Date or a Mandatory Redemption Date, as applicable.

“Redemption Failure” shall have the meaning assigned to such term in Section 4(d).

“Redemption Percentage” means, as of the relevant date, the applicable percentage under the heading “Redemption Percentage” set forth in the table below:

Period In Which Such Date Occurs	Redemption Percentage
If such date occurs on or after the First Call Date and prior to the first anniversary of the First Call Date	106.0%
If such date occurs on or after the first anniversary of the First Call Date and prior to the second anniversary of the First Call Date	103.0%
If such date occurs on or after the second anniversary of the First Call Date	100.0%

“Redemption Price” shall have the meaning assigned to such term in Section 5(b).

“Related Agreements” means this Certificate of Designation, the Investors’ Rights Agreement, and the Purchase Agreement.

“Responsible Officer” of any Person means the chief executive officer, the president, the chief financial officer, the treasurer, any assistant treasurer, any executive vice president, any senior vice president, any vice president or the chief operating officer of such Person and any other individual or similar official thereof.

“Restricted Payment” means (a) any dividend or other distribution on account of any shares of any class of the Capital Stock of the Company or any Restricted Subsidiary, except a dividend payable (i) in the case of the Company, solely in shares of Common Stock to the holders of such class and (ii) in the case of any Restricted Subsidiary, solely in shares of Qualified Capital Stock (as defined in the Credit Agreement as in effect on the Initial Issue Date) to the holders of such class; (b) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value of any shares of any class of the Capital Stock of the Company and (c) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of the Capital Stock of the Company now or hereafter outstanding.

“Restricted Subsidiary” means, as to any Person, any subsidiary of such Person that is not an Unrestricted Subsidiary. Unless otherwise specified, “Restricted Subsidiary” shall mean any Restricted Subsidiary of the Company (including the Borrower and each Intermediate Holdings).

“Sale and Lease-Back Transactions” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Securities” means any stock, shares, units, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing; provided, that “Securities” shall not include any earn-out agreement or obligation or any employee bonus or other incentive compensation plan or agreement.

“Series A Preferred Stock” shall have the meaning assigned to such term in Section 1(a).

“Similar Business” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Stated Value” means, as of the relevant date and with respect to each share of Series A Preferred Stock, the sum of (a) $1,000 (adjusted as appropriate in the event of any stock or securities dividend, stock or securities split, stock or securities distribution, recapitalization or combination) plus (b) the aggregate Compounded Dividends with respect to such share as of such date.

“Subsidiary” means, with respect to any Person:

(a) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and

(b) any partnership, joint venture, limited liability company or similar entity of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and (ii) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity;

For the avoidance of doubt, any entity that is owned at a 50% or less level (as described above) shall not be a “Subsidiary” for any purpose under this Certificate of Designation, regardless of whether such entity is consolidated on the Company’s or any Subsidiary’s financial statements.

“Supermajority Holders” shall have the meaning assigned to such term in Section 7(a).

“Test Period” means, as of any date, (a) for purposes of determining actual compliance with the Credit Agreement, the period of four consecutive Fiscal Quarters then most recently ended for which financial statements under the Credit Agreement have been delivered (or are required to have been delivered) and (b) for any other purpose, the period of four consecutive Fiscal Quarters then most recently ended for which financial statements of the type described in the Credit Agreement, have been delivered (or are required to have been delivered) or, if earlier, are internally available; it being understood and agreed that prior to the first delivery (or required delivery) of financial statements of required pursuant to the Credit Agreement, “Test Period” means the period of four consecutive Fiscal Quarters most recently ended for which financial statements of the Company are available.

“Total Net Leverage Ratio” shall have the meaning assigned to such term in the Credit Agreement as in effect on the Initial Issue Date.

“Unrestricted Subsidiary” means any subsidiary of the Borrower that is listed on Schedule 5.10 of the Credit Agreement as in effect on the Initial Issue Date or designated by the Borrower as an Unrestricted Subsidiary after the Initial Issue Date pursuant to Section 5.10 of the Credit Agreement as in effect on the Initial Issue Date. Notwithstanding anything to the contrary contained herein, no APC Manager shall constitute an Unrestricted Subsidiary.

“U.S.” means the United States of America.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiary of such Person.

13. Interpretation.

(a) Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference.

(b) The headings are for convenience only and shall not be given effect in interpreting this Certificate of Designation. References herein to any Section or Article shall be to a Section or Article hereof unless otherwise specifically provided.

(c) References herein to any law shall mean such law, including all rules and regulations promulgated under or implementing such law, as amended from time to time and any successor law unless otherwise specifically provided. Except as otherwise stated in this Certificate of Designation, references in this Certificate of Designation to any contract(s) or written agreement(s) shall mean such contract or written agreement as in effect on the Initial Issue Date, regardless of any subsequent replacement, refunding, refinancing, extension, renewal, restatement, amendment, supplement or modification thereof or thereto and regardless of whether the Issuer is, remains, was, or has ever been, a party thereto.

(d) The use of the term “pari passu” with respect to the Preferred Stock, shall mean pari passu by reference to the Liquidation Value of such Preferred Stock at the relevant time.

(e) The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Certificate of Designation, refer to this Certificate of Designation as a whole and not to any particular provision of this Certificate of Designation.

(f) The use of the masculine, feminine or neuter gender or the singular or plural form of words shall not limit any provisions of this Certificate of Designation.

(g) The use herein of the word “include” or “including”, when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter.

(h) The word “will” shall be construed to have the same meaning as the word “shall”. With respect to the determination of any period of time, “from” shall mean “from and including”. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(i) The terms “lease” and “license” shall include “sub-lease” and “sub-license”, as applicable.

(j) All references to “$”, currency, monetary values and dollars set forth herein shall mean U.S. dollars.

(k) When the terms of this Certificate of Designation refer to a specific agreement or other document or a decision by any body or Person that determines the meaning or operation of a provision hereof, the secretary of the Company shall maintain a copy of such agreement, document or decision at the principal executive offices of the Company and a copy thereof shall be provided free of charge to any Holder who makes a request therefor.

(l) Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Company notifies the Holders that the Company requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Initial Issue Date in GAAP or in the application thereof on the operation of such provision, regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

(m) Notwithstanding any other provision contained herein or in the definition of “Capital Lease,” only those leases (assuming for purposes hereof that such leases were then in existence) that would constitute Capital Leases in conformity with GAAP as in effect prior to giving effect to the adoption of ASU No. 2016-02 “Leases (Topic 842)” and ASU No. 2018-11 “Leases (Topic 842)” shall be considered Capital Leases hereunder, and all calculations and deliverables, as applicable, under this Certificate of Designation shall be made, prepared or available, as applicable, in accordance therewith.

(n) Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under FASB Accounting Standards Codification 805, 810 or 825 (or any other part of FASB Accounting Standards Codification having a similar result or effect), to value any Indebtedness at “fair value”.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be signed by a duly authorized officer this 24th day of February, 2022.

ATI PHYSICAL THERAPY, INC.

By:	/s/ Joseph Jordan
Name: Joseph Jordan
Title: Chief Financial Officer

[Signature Page to Series A Certificate of Designation]